Mail Stop 3561

August 19, 2009

Dan Ratner
President
Cell-nique Corporation
12 Old Stage Coach Road
Weston, CT 06883

Re: Cell-nique Corporation
       Registration Statement on Form S-1
       Filed August 18, 2009
       File No. 333-161413

Dear Mr. Ratner:

       We have completed a preliminary reading of your registration statement. It appears that your document fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not further process the registration statement until these material deficiencies are addressed.

       Please amend your registration statement to include the financial statements required by Form S-1 and Regulation S-X.

* * * * *

       As long as it remains in its current form, we will not recommend acceleration of the effective date of the registration statement. Also note that should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission.   We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.   Feel free to call us at (202) 551-3790 with any questions. We look forward to working with you to address these concerns.

Sincerely,

John Reynolds
Assistant Director

cc: Miles Garnett, Esq.